                                                                       EXHIBIT 1

                                VOTING AGREEMENT


         This Voting Agreement (the "Agreement") is entered into by and between
S. Leslie Flegel ("Flegel") and Jonathan J. Ledecky ("Ledecky") as of January 7, 1999.

                                    RECITALS

         WHEREAS, Flegel is the CEO & Chairman and the owner of certain shares of the common stock, $.01 par value per share (the "Common Stock"), of The Source Information Management Company, a Missouri corporation (the "Corporation"), and

         WHEREAS, as of the date hereof, the Corporation has effectuated a merger of U.S. Marketing Services, Inc., a Delaware corporation ("Target"), with and into Source - U.S. Marketing Co., a Missouri corporation and a wholly-owned subsidiary of the Corporation ("S-US"), pursuant to an Agreement and Plan of Merger among the Corporation, Target, S-US, Ledecky, James R. Gillis and Monte Weiner dated as of January 7, 1999 (the "Merger Agreement"); and

         WHEREAS, in connection with the Merger Agreement, the Corporation issued 1,779,383 shares of Common Stock and 1,360,617 shares of Series A Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock") to Ledecky; and

         WHEREAS, the Merger Agreement requires Flegel and Ledecky to enter into an agreement pursuant to which Ledecky will vote his Common Stock in the same manner as Flegel on certain matters.

         NOW, THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties agree to the following.

         1.       Voting Agreement.

                  (a) Ledecky agrees to vote any and all of his shares of Common Stock, whether now owned or hereafter acquired, in the same manner as Flegel on matters pertaining to the election of directors of the Corporation; the ratification of the Corporation's auditors; composition of senior management; financings; stock bonus, option or incentive plans or programs for employees and consultants of the Corporation and amendments thereto; the amendment of the Articles of Incorporation of the Corporation to increase the authorized capital of the Corporation; and similar matters pertaining to the day-to-day operations of the Corporation.

                  (b). Such agreement specifically excludes matters pertaining to fundamental changes in the Corporation, including, but not limited to, mergers, acquisitions requiring shareholder approval, tender offers, sales of all or substantially all of the assets of the Corporation, changes in control of the Corporation, and the issuance of capital stock of the Corporation requiring shareholder approval.

         2. Irrevocable Proxy. In order to insure the voting of Ledecky in accordance with this Agreement, Ledecky agrees to execute an irrevocable proxy, at or prior to each meeting of shareholders called for the purpose of considering the matters specified in ss.1(a) hereof, in the form of Exhibit A attached hereto and made a part hereof granting to Flegel the right to vote, or to execute and deliver stockholder written consents, in respect of all of the Common Stock now owned or hereafter acquired (including Common Stock received upon the conversion of the Preferred Stock) by Ledecky.

         3. Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities of the Corporation are issued on, or in exchange for, the Common Stock of the Corporation held by Ledecky by reason of any stock dividend, stock split, consolidation of shares or reclassification, such Common Stock or securities shall be deemed to be covered by the terms of this Agreement.

         4. Representations of Ledecky. Ledecky hereby represents and warrants to Flegel that (a) he was the record owner as of the date hereof of the Common Stock and the Preferred stock stated in the recitals above and has the right to vote the number of shares of Common Stock stated in the recitals above,
(b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof or which is superseded by this Irrevocable Proxy, and (c) he will not take any action inconsistent with the purpose and provisions of this Agreement.

         5. Enforceability. Ledecky expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms.

         6. Termination. This Agreement shall terminate and be void and of no effect upon the earliest of the following to occur: (a) the second anniversary of this Agreement, (b) Ledecky and his permitted transferees under Registration Rights Agreement by and among the Corporation, Ledecky, James R. Gillis and Monte Weiner of even date hereof beneficially owning less than ten percent of the issued and outstanding capital stock of the Corporation, or (c) the removal or resignation of Flegel from either of his positions as Chief Executive Officer and as Chairman of the Board of Directors of the Corporation.

         7. Proxy Holder. Flegel hereby agrees to act as proxy for Ledecky subject to the terms and conditions set forth herein.

         8.       General Provisions.

                  (a) All of the covenants and agreements contained in this Agreement shall be binding upon, and enure to the benefit of, the respective parties and their successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

                  (b) This Agreement and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Missouri.

                  (c) This Agreement may be executed in one or more counterparts (including by facsimile transmission), each of which will be deemed an original but all of which together shall constitute one and the same instrument.

                  (d) If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

                  (e) No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

                  (f) Whenever the context of this Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


/s/ Jonathan J. Ledecky                              /s/ S. Leslie Flegel
---------------------------                          ---------------------------
Jonathan J. Ledecky                                  S. Leslie Flegel